Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1. Date, Time and Venue: December 27, 2021, at 10:00 a.m., in meeting held exclusively in digital form (videoconference), under item 6.4 of the Board of Directors’ (“Board”) Internal Regulations of Suzano S.A. (“Company”).

2. Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

3. Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Walner Alves Cunha Junior to act as secretary.

4. Agenda: (4.1.) to approve the amendment to the Export Prepayment Term Loan Credit Facility Agreement, entered into on June 12, 2019, between Suzano International Trade GmbH (“SFIT”) and Fibria Overseas Finance Ltd. (“FOF”), subsidiaries of the Company, in the total gross amount of seven hundred and fifty million United States Dollars (USD 750,000,000.00) (“EPP”), in order to (a) extend the total term of the transaction for more two (2) years and six (6) months, with the maturity year being, therefore, updated to 2027; (b) change the remuneration fee; and (c) adjust other provisions set forth in the EPP, as agreed upon between the parties thereof; (4.2.) To approve the extension of the guarantee granted by the Company for the full and timely payment of all obligations assumed by SFIT and FOF under the EPP; (4.3.) to authorize and delegate powers to the Company’s Executive Board to practice all related and/or complementary acts that may be required and/or convenient to give effect to the resolutions set forth in the foregoing items, if approved; and (4.4.) to ratify all acts that have been practiced by the Company’s management related to the foregoing matters.

5. Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6. Resolutions: The Directors present, unanimously and without reservations:

6.1 Approved the execution of the amendment to the EPP to (a) extend the total term of the transaction for more two (2) years and six (6) months; (b) change the remuneration fee; and (c) adjust other provisions, as agreed upon between the parties thereof.

6.2 Approved the extension of the guarantee granted by the Company for the full and timely payment of all obligations assumed by SFIT and FOF under the EPP.

6.3 In compliance with the Company’s Bylaws, authorized the Company’s Executive Board to practice any and all acts required and/or convenient to give effect to the foregoing resolutions, including, without limitation, (i) discussing, negotiating and defining the terms and conditions of said contracting not established in this resolution; and (ii) executing said amendment to the EPP, as well as any other related contracts and/or instruments and any amendments thereto related to the EPP.

6.4 Ratified all acts that have been practiced by the Company’s management in relation to the foregoing matters.

7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present. Signatures. Board: David Feffer – Chairman; Walner Alves Cunha Junior – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

This is a true copy of the original drawn up in proper book.

São Paulo, December 27, 2021.

___________________________

Walner Alves Cunha Junior

Secretary